Mail Stop 6010

								December 23, 2005

Via U.S. Mail and Facsimile

Timothy M. Adams
Vice President, Chief Financial Officer and Treasurer
Cytyc Corporation
250 Campus Drive
Marlborough, MA 01752

Re:	Cytyc Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 26, 2005
	File No. 000-27558

Dear Mr. Adams:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2004

Financial Statements, page F-1

Note 4. Acquisition Activity, page F-19

In-Process Research and Development and Developed Technology, page
F-
19

1. In view of the significant value allocated to in-process research and development, your accompanying footnote disclosures should be enhanced in future filings. Please disclose the method used to value the projects and state the significant assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, anticipated material changes from historical pricing, margins and expense levels and the risk adjusted discount rate applied to the projects` cash flows. Describe each individually significant project acquired, indicate the degrees of completion at the acquisition date and disclose the anticipated cost and time of completion.

2. Also, until all acquired projects have been completed or discontinued, a discussion of each significant project should be presented in MD&A. Please discuss the status of each project that you acquired, including how actual results have compared to the assumptions underlying your valuation. Material variations from your underlying projections and assumptions should be disclosed and their reasons and potential impact explained in future filings. These disclosures should be provided until the projects are complete or abandoned.

Form 8-K dated October 26, 2005

3. We note that you present your non-GAAP measures in the form of statements of income. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP operating expenses, non-GAAP income from operations, non-GAAP income before provision for income taxes, and non-GAAP net income and income per share amounts, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-
GAAP
Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

* To eliminate investor confusion, please remove the non-GAAP statements of income format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

4. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Form 10-Q for the quarterly period ended September 30, 2005

Item 1. Condensed Consolidated Financial Statements, page 4

Note 2(a) Acquisition of Proxima, page 7

5. Please tell us and revise future filings to disclose more details of how you valued the assets and liabilities of Proxima and how you determined the values of the intangible assets acquired.
Significant
assumptions and methodologies should be clearly disclosed.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

6. We see on page 24 that you are considering divesting the GliaSite
System, but do not see a discussion of this in your MD&A. Tell us and clarify your MD&A in future filings to discuss the status of your decision to keep or divest the GliaSite System and the impact that this could have on your operations. Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

7. As a related matter, we see that you may incur a loss if you divest the GliaSite System for an amount less than what you paid for it. Please clarify whether any of the GliaSite System assets are impaired.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


      Sincerely,



Brian Cascio
Accounting Branch Chief


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Mr. Timothy M. Adams
Cytyc Corporation
December 23, 2005
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